**Melanin Haircare, LLC** (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Melanin Haircare, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 28, 2024

Vincenzo Mongio

## Statement of Financial Position

| | As of December 31, | |
|---|---|---|
| | **2023** | **2022** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 8,918 | 109,344 |
| Accounts Receivable | 146,496 | 100,380 |
| Prepaid Expenses | 43,993 | 73,342 |
| Inventory | 1,376,257 | 2,110,533 |
| Total Current Assets | 1,575,665 | 2,393,599 |
| Non-current Assets | | |
| Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation | 136,935 | 42,934 |
| Right of Use Asset - Office Lease | 222,039 | 280,325 |
| Intangible Assets: Website Development, net of Accumulated Depreciation | 19,375 | - |
| Security Deposits | 33,100 | 33,100 |
| Total Non-Current Assets | 411,450 | 356,359 |
| TOTAL ASSETS | 1,987,114 | 2,749,958 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 1,084,231 | 158,216 |
| Short Term Debt | 347,654 | 156,545 |
| Notes Payable - Related Party | 31,593 | 32,570 |
| Accrued Expenses | 6,186 | 14,984 |
| Sales Tax Payable | 648 | 4,970 |
| Current Portion of Lease Liability | 60,070 | 57,048 |
| Other Liabilities | - | 30,408 |
| Total Current Liabilities | 1,530,382 | 454,742 |
| Non-Current Liabilities | | |
| Long Term Portion of Lease Liability | 164,032 | 224,102 |
| Total Non-Current Liabilities | 164,032 | 224,102 |
| TOTAL LIABILITIES | 1,694,414 | 678,844 |
| EQUITY | | |
| Member's Contributions | 6,854,893 | 5,477,701 |
| Accumulated Deficit | (6,562,193) | (3,406,587) |
| Total Equity | 292,700 | 2,071,114 |
| TOTAL LIABILITIES AND EQUITY | 1,987,114 | 2,749,958 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Revenue | 4,883,874 | 3,953,819 |
| Cost of Revenue | 4,194,496 | 4,108,008 |
| Gross Profit | 689,378 | (154,188) |
| Operating Expenses | | |
| Advertising and Marketing | 805,414 | 460,992 |
| General and Administrative | 2,435,523 | 2,352,455 |
| Research and Development | 8,402 | 6,616 |
| Rent and Lease | 40,825 | 16,352 |
| Bad Debt Expense | - | 512,807 |
| Depreciation | 23,631 | 9,307 |
| Amortization | 3,125 | - |
| Total Operating Expenses | 3,316,920 | 3,358,529 |
| Operating Income (loss) | (2,627,541) | (3,512,718) |
| Other Income | | |
| Interest Income | 1 | 14 |
| Other | 20,890 | 16,842 |
| Total Other Income | 20,891 | 16,856 |
| Other Expense | | |
| Interest Expense | 452,392 | 159,189 |
| Other | 96,563 | 83,796 |
| Total Other Expense | 548,955 | 242,986 |
| Provision for Income Tax | - | - |
| Net Income (loss) | (3,155,606) | (3,738,847) |

## Statement of Changes in Member Equity

| | Total Member's Equity |
| --- | --- |
| Beginning Balance at 1/1/2022 | 3,332,260 |
| Capital Contributions | 2,547,251 |
| Member Distributions | (69,550) |
| Net Income (Loss) | (3,738,847) |
| Ending Balance 12/31/2022 | 2,071,114 |
| Capital Contributions | 1,377,192 |
| Net Income (Loss) | (3,155,606) |
| Ending Balance 12/31/2023 | 292,700 |

## Statement of Cash Flows

|  | Year Ended December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (3,155,606) | (3,738,847) |
|  | | |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | 23,631 | 9,307 |
| Amortization | 3,125 | - |
| Accounts Payable and Accrued Expenses | 886,808 | 171,496 |
| Inventory | 734,276 | 1,315,294 |
| Accounts Receivable | (46,116) | 796,521 |
| Prepaid Expenses | 29,348 | (708,976) |
| Operating Lease | 1,238 | 825 |
| Sales Tax payable | (4,322) | 4,970 |
|  | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 1,627,988 | 1,589,436 |
| Net Cash provided by (used in) Operating Activities | (1,527,618) | (2,149,412) |
| INVESTING ACTIVITIES | | |
| Equipment | (10,078) | (11,052) |
| Furniture & Fixtures | (103,304) | (42,552) |
| Leasehold Improvements | (4,250) | (2,413) |
| Website Development | (22,500) | - |
| Security Deposits | - | (33,100) |
| Net Cash provided by (used by) Investing Activities | (140,132) | (89,117) |
| FINANCING ACTIVITIES | | |
| Proceeds from/(Repayment of) Notes Payables and other Debt | 191,109 | (232,988) |
| Proceeds from/(Repayment of) Notes Payable - Related Party | (977) | 5,930 |
| Proceeds from Member's Equity | 1,377,192 | 2,536,751 |
| Net Cash provided by (used in) Financing Activities | 1,567,324 | 2,309,694 |
| Cash at the beginning of period | 109,344 | 38,180 |
| Net Cash increase (decrease) for period | (100,427) | 71,165 |
| Cash at end of period | 8,918 | 109,344 |

**Melanin Haircare, LLC**
**Notes to the Unaudited Financial Statements**
**December 31st, 2023**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Melanin Haircare, LLC ("the Company") is a Delaware company formed on October 10th, 2015. The Company earns revenue selling consumer haircare and lifestyle products to retail as well as direct to consumers. The Company's headquarters is in Boston, MA. The Company's customers are located domestically in the United States as well as abroad.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized net 60 days after delivery. Coincident with revenue recognition the Company realizes any off-invoice costs related to damages or returns.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/23 |
|---|---|---|---|---|---|
| Equipment | 3 | 21,129 | (5,709) | - | 15,420 |
| Furniture & Fixtures | 7 | 145,857 | (29,702) | - | 116,155 |
| Leasehold Improvements | 5 | 6,663 | (1,303) | - | 5,360 |
| **Grand Total** | - | **173,649** | **(36,714)** | - | **136,935** |

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

| Property Type | Useful Life in Years | Cost | Accumulated Amortization | Disposals | Book Value as of 12/31/23 |
|---|---|---|---|---|---|
| Website Development | 3 | 22,500 | (3,125) | - | 19,375 |
| **Grand Total** | **-** | **22,500** | **(3,125)** | **-** | **19,375** |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $1,376,045 as of December 31st, 2023, consisting of product inventory of $487,297, merchandise inventory of $858,187, and component inventory of $30,561. The Company values its inventory using the FIFO (First-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's Series A Preferred Units issued as compensation:

| | Nonvested Shares | Weighted Average Fair Value per Share | |
|---|---|---|---|
| Nonvested shares, January 1, 2022 | - | $ | - |
| Granted | - | $ | - |
| Vested | - | $ | - |
| Forfeited | - | $ | - |
| Nonvested shares, December 31, 2022 | - | $ | - |
| Granted | 136,000 | $ | - |
| Vested | (136,000) | $ | - |
| Forfeited | - | $ | - |
| Nonvested shares, December 31, 2023 | - | $ | - |

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was loaned amounts by related parties resulting in a balance of $31,593 as of December 31st, 2023. The loans do not accrue interest and are due on demand.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into an office lease starting on July 1st, 2022, with an initial term of 5 years.

| Lease expense | Year Ending 2023-12 |
|---|---|
| Finance lease expense | |
|     Amortization of ROU assets | - |
|     Interest on lease liabilities | - |
| Operating lease expense | 101,477 |
| Short-term lease expense * | |
| Variable lease expense | - |
| Sublease income * | |
| **Total** | 101,477 |

**Other Information**

| | |
|---|---|
| (Gains) losses on sale-leaseback transactions, net * | |
| Cash paid for amounts included in the measurement of lease liabilities | |
|     Operating cash flows from finance leases (i.e. Interest) | - |
|     Financing cash flows from finance leases (i.e. principal portion) | - |
|     Operating cash flows from operating leases | 93,914 |
| ROU assets obtained in exchange for new finance lease liabilities | - |
| ROU assets obtained in exchange for new operating lease liabilities | 303,180 |
| Weighted-average remaining lease term in years for finance leases | - |
| Weighted-average remaining lease term in years for operating leases | 3.50 |
| Weighted-average discount rate for finance leases | 0% |
| Weighted-average discount rate for operating leases | 3.75% |

| Maturity Analysis | Finance | Operating |
|---|---|---|
| 2024-12 | - | 67,242 |
| 2025-12 | - | 68,064 |
| 2026-12 | - | 68,886 |
| 2027-12 | - | 34,650 |
| 2028-12 | - | - |
| Thereafter | - | - |
| Total undiscounted cash flows | - | 238,842 |
|   Less: present value discount | - | (14,740) |
| Total lease liabilities | - | 224,102 |

## NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan with Paypal for which they received $37,000 and are required to repay $41,340. The loan contains a repayment percentage of 45% of Paypal sales every 90 days. The balance of the loan was $29,698 as of December 31st, 2023.

The Company entered into a consignment agreement with Kickfurther in order to purchase inventory resulting in them receiving $110,428 and having a balance of $101,209 as of December 31st, 2023.

The Company entered into various Revenue Purchase and Sale of Future Receivables Agreements. These loans were secured via receivables and requiring daily remittances. The total balance of these loans was $210,846 as of December 31st, 2023.

The Company entered into various Revenue Share Agreements for which they received various amounts in order to purchase inventory. The Company was required to repay amounts greater than the amount received at an approximate fee of 15%. The balance of the payable was $5,902 as of December 31$^{st}$, 2023.

The Company entered into a Revenue Purchase Agreement for which they received $80,000 and were required to repay $112,000. The balance was $62,549 as of December 31$^{st}$, 2022. The amount was fully repaid in 2023.

The Company entered into an agreement for which they received $74,950 and were required to repay $99,900. The balance was $40,007 as of December 31$^{st}$, 2022. The amount was fully repaid in 2023.

See Note 3 – Related Party Transactions for details of related party loans.

**Debt Principal Maturities 5 Years Subsequent to 2023**

| Year | Amount |
|------|--------|
| 2024 | $379,247 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| 2028 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company is a limited liability company with multiple classes of units owned by multiple members. 10,666,667 Common Units were issued and outstanding as of December 31$^{st}$, 2023. 3,600,000 Series A Preferred Units were issued and outstanding as of December 31$^{st}$, 2023. 666,667 Seres A-1 Preferred Units were issued and outstanding as of December 31$^{st}$, 2023. Each member is entitled to one vote.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 28, 2024, the date these financial statements were available to be issued.

The Company entered into an agreement with a well-known third party to provide ecommerce services for the dedicated Melanin Haircare branded website(s) removing the site from the Shopify platform. This partnership includes the diversification of inventory locations across multiple warehouse facilities.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.